

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Michael Jansen
Chief Executive Officer
Cityzenith Holdings, Inc.
2506 North Clark St. #235
Chicago, IL 60614

> **Re: Cityzenith Holdings, Inc.**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed October 16, 2020**
> **File No. 024-11170**

Dear Mr. Jansen:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A

General

1. Please revise your filing to include updated financial statements as required by Part F/S (b)(3)(B) of Form 1-A and provide an updated consent from your auditor.

Michael Jansen
Cityzenith Holdings, Inc.
October 26, 2020
Page 2

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Marty Tate